FILED BY ASSURANT, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ASSURANT, INC.

COMMISSION FILE NO.: 001-31978

Assurant Acquisition of The Warranty Group Call Transcript

PARTICIPANTS

Corporate Participants

Suzanne Shepherd - Vice President, Investor Relations, Assurant, Inc.

Alan B. Colberg - President, Chief Executive Officer & Director, Assurant, Inc.

Richard S. Dziadzio - Executive Vice President, Chief Financial Officer and Treasurer, Assurant, Inc.

Keith W. Demmings - President, Global Lifestyle, Assurant, Inc.

Other Participants

Mark D. Hughes - Analyst, SunTrust Robinson Humphrey, Inc.

Jamminder Singh Bhullar - Analyst, JPMorgan Securities LLC

Gary Ransom - Analyst, Dowling & Partners Securities, LLC

Peter Seuss - Prana Capital

Mike Hallett - Hutchin Hill Capital

MANAGEMENT DISCUSSION SECTION

Hello, and welcome to Assurant’s conference call to discuss this morning’s announcement of The Warranty Group Acquisition. At this time, all participants are placed in a listen-only mode and the floor will be open for your questions following management’s prepared remarks. Please note, if you are dialed into the call and are also viewing the accompanying webcast, please mute the webcast audio.

It is now my pleasure to turn the floor over to Suzanne Shepherd, Vice President of Investor Relations. You may begin.

Suzanne Shepherd, Vice President, Investor Relations, Assurant, Inc.

Thank you, Chris, and good morning, everyone. This morning, we issued a news release announcing our acquisition of The Warranty Group. In addition to the news release, our investor presentation and 8-K filing are available on assurant.com. On today’s call, we look forward to discussing the strategic rationale, financial benefit to the transaction and addressing questions you may have. Joining me are Alan Colberg, our President and Chief Executive Officer; Richard Dziadzio, our Chief Financial Officer and Treasurer; and Keith Demmings, our Global Lifestyle President. Alan and Richard will begin with prepared remarks that will correspond to the investor presentation before moving to Q&A.

Some of the statements made today maybe forward-looking including statements about the proposed transaction, its benefits, synergies, the combined company’s results of operations and other financial metrics. Actual results may differ materially from those projected in these statements. Additional information on factors that could affect Assurant’s results can be found in our SEC report. I will now turn the call over Alan.

Alan B. Colberg, President, Chief Executive Officer & Director, Assurant, Inc.

Thanks, Suzanne, and good morning, everyone. This morning, we announced a definitive agreement to acquire The Warranty Group from TPG Capital for an enterprise value of $2.5 billion. This represents another important milestone in our transformation journey and advances Assurant’s position as a leading global provider global provider in the lifestyle market.

With over 50 years of experience, the Warranty Group is one of the premier underwriters and administrators of extended service contracts, most notably for automobiles and related insurance products and services. Its business focus and strong reputation align well with our profitable growth strategy and commitment to maximize shareholder value.

Starting with slide 4. On today’s call, we’ll give you an overview of the expected strategic and financial benefits of this transaction. We will highlight how the Warranty Group provides additional expertise and scale to support continued product innovation allowing us to capitalize on trends that are reshaping the lifestyle market. Richard will then review the transaction structure and path to the closing.

Turning to slide 5, we are focused on building a stronger Assurant that will continue to outperform over the long-term. That is the driving force behind today’s announcement. Since 2015, we have reshaped our business portfolio to strengthen our complementary leadership positions in Housing and Lifestyle, and provide more integrated offerings around consumer risk events.

During the past two years, we sold our employee benefits business and exited health insurance, and made select investments in our auto, mobile and housing businesses. At the same time, we have realigned our operating model to be more efficient and leverage our talent and capabilities to better serve our customers.

Vehicle protection services is a core business of ours and is growing consistently over the last several years. The Warranty Group acquisition diversifies our distribution to include new leading dealer networks and national accounts, as well as new digital auto retailers. This is a unique opportunity to enhance our offering, sustain growth in our core business and extend our ability to capitalize on emerging trends in the auto market. This transaction will also support our financial objectives to grow earnings, to generate more diversified and predictable earnings from businesses with low to no catastrophe exposure. As we combine our operations, we expect to realize significant cost synergies on a global scale. On a run rate basis, this transaction is expected to be modestly accretive to 2018 operating earnings per share. With The Warranty Group, we’ll be well-positioned to execute our strategy of focusing on the housing and lifestyle markets, where we believe we can continue to deliver our performance for our customers, employees and shareholders.

Turning to slide 6, let me spend a minute to review the strengths of The Warranty Group. The Warranty Group provides underwriting and administrative services to some of the world’s leading original equipment manufacturers, financial institutions and major auto and consumer electronics retailers. Over the past several years, they’ve continued to strengthen their automotive business, now serving more than 5,000 dealerships in the United States with their broad and innovative offerings.

For the last 12 months, the business recorded more than $1 billion in revenue and $100 million in adjusted net earnings, up significantly from 2016 levels. This excludes certain non-recurring expenses that won’t be part of the combined company, net realized gains and losses on investments and the amortization of certain intangibles established in a prior acquisition. The Warranty Group’s business mix is also attractive, auto represents 66% of revenues. Appliances and technology, as well as specialty and other account for the balance. The geographic footprint is diverse with nearly 40% of the company’s revenue coming from Europe, Latin America and Asia Pacific.

Moving to Slide 7. This acquisition directly aligns with our strategy to expand in the housing and lifestyle markets and enhances our scale overall. Together, we expect to almost triple the number of vehicles we protect to 36 million, and the number of extended service contracts, we write for appliances and electronics to increase by almost 80% to $75 million.

Moving to Slide 8. Our combined entity will have a diverse product suite and client base serving new and used dealer channels plus growing national accounts. Internationally, we will serve nine of the top 10 global auto OEMs with expanded scale across Latin America and adding to our footprint in Europe and Asia Pacific. Our enhanced presence will allow us to cross-sell a broader suite of products and services and leverage existing global infrastructure to support market demand. For example, The Warranty Group has a meaningful operation in Japan, which has been on our strategic roadmap. Assurant just recently launched a mobile protection program with KDDI, the second largest mobile carrier in Japan. The Warranty Group’s infrastructure, market knowledge, and local talent will be valuable as we implement that program.

On to Slide 9. We believe our vehicle product offerings and distribution in the U.S. are complementary, given our focus on third-party administrators, whereas the Warranty Group is aligned with national accounts and dealer networks. Similar to Assurant, The Warranty Group has benefited from strong auto sales over the past several years with both companies producing solid revenue growth. Like Assurant’s vehicle service contract business, The Warranty Group has produced robust cash flow with steady underwriting experience and unearned premium reserves that will earn over time. We expect our combined vehicle protection business to continue to deliver attractive returns.

As you see on slide 10, together Assurant and The Warranty Group have a significant global footprint bringing added scale to Europe, Latin America, and Asia-Pacific. We believe we will have one of the broadest global networks, which will provide both the solid platform for vehicle and extended service contracts, as well as key resources and infrastructure to support our mobile expansion as mentioned earlier.

Turning to slide 11, we see favorable trends to sustain growth within the vehicle service contract business and global lifestyle overall. We are well-positioned to benefit from both new car sales and used and certified pre-owned vehicles. Today, more than 50% of our new contracts are from used vehicles. Going forward, we expect a further benefit from our alignment with market and industry leaders. Looking beyond our existing auto business, we expect to capitalize on emerging trends. For example, as ride sharing continues to grow, we have an opportunity to partner with fleet owners to service and manage risk. Connected, electric cars and the advent of autonomous cars will provide new opportunities with consumers and customers. So we are optimistic both for our existing and emerging growth opportunities.

Looking at slide 12, you can see a breakdown of combined company revenue for the last 12 months. This transaction gives Assurant at a more diversified mix of business, but we will need to conform The Warranty Group’s revenue accounting to ours. Once the transaction is closed, we expect to add more than $1 billion in annual net earned premium fees, representing at least 14% of the combined company’s revenues. Total vehicle service contracts are expected to account for 20% of our combined revenues and be our third largest line of business, in terms of revenue.

Moving to slide 13, the larger and more balanced revenue mix is expected to produce more diversified and predictable earnings. We believe the income stream is more predictable due to the nature of how revenues are accounted for in the vehicle service business.

Once the vehicle service contract is sold, it is recorded on the balance sheet as unearned premium and then begins to translate into income once the underlying warranty has expired. As a result, there is significant embedded value on the balance sheet from prior year sales. In addition, this transaction will also lower the concentration of earnings from businesses with catastrophe risk. When the deal closes, we expect approximately 50% of our net operating income to be in businesses that have little or no catastrophe exposure up 10 percentage points from June 30. Finally, as you see on Slide 14, the economics of this acquisition are compelling. As we integrate our operations together, we expect to realize $60 million of pre-tax operating synergies from optimizing our global operations.

In the weeks ahead, our integration teams will begin to develop detailed plans to fully realize those benefits by the end of 2019. Overall, we expect the transaction to be modestly accretive to 2018 operating earnings per share on a run rate basis. Considering our current estimate of approximately $30 million to $35 million per year of pre-tax amortization of transaction related intangibles, the deal is significantly more accretive on a cash basis.

GAAP results will reflect $60 million to $70 million in pre-tax transaction and other related costs through the end of 2018. In addition, we expect to incur integration expenses estimated to be roughly 1 times operating synergies through 2019. These are preliminary estimates subject to refinement as we work through the close and integration process. We also see a number of other future value drivers. As I mentioned earlier, additional pathways for growth will result from this combination, yet our estimates exclude any benefit from revenue synergies, which will provide upside to our baseline assumptions.

Turning to capital. We’re committed to completing our return of $1.5 billion to shareholders by year-end through share repurchases and dividends. As of the September 30, approximately $160 million remains to fulfill that commitment.

In 2018, our focus will be on the integration of The Warranty Group. We expect to increase our common stock dividend subject to board approval and to buy back shares, albeit at a more moderate level than in prior years, as we set aside funds to complete our purchase of Ike.

In 2019 and beyond, we expect our businesses will generate cash flows to support additional investments and to return excess capital to shareholders. And now, let me turn the call over to Richard to review the specific deal terms and structure. Richard...

Richard S. Dziadzio, Executive Vice President, Chief Financial Officer and Treasurer, Assurant, Inc.

Thank you, Alan. The transaction values The Warranty Group’s equity at $1.9 billion or $2.5 billion of enterprise value, including The Warranty Group’s existing debt. We believe this transaction is attractively priced, given the strategic and financial benefits.

On a trailing 12-month price to earnings multiple, the business is valued at 13.6x adjusted earnings, including expected operating synergies. We believe this is in line with the Assurant’s trading multiple. Upon closing, Assurant will become a wholly-owned subsidiary of TWG Holdings Limited, who’s name will be changed to Assurant Limited. Assurant shareholders will receive shares in Assurant Limited and approximately 77% of the combined company. TPG and its affiliates will own the remaining 23%. The shares will trade on the New York Stock Exchange under our current ticker symbol AIZ. The purchase price will be subject to a collar. The value is fixed with respect to changes of up to 10% in the Assurant share price before closing.

As a result of the exchange of AIZ common shares for Assurant Limited ordinary shares, the transaction will be taxable for Assurant shareholders who are U.S. tax payers and those shareholders that reside in certain other jurisdictions. Alan will continue to lead the combined company, supported by Assurant’s management team and the talented employees of both organizations. We will also benefit from the expertise of three new directors including two from TPG Capital, as well as the Warranty Group CEO who will join the Assurant Limited board after closing. Their experience with Warranty Group will provide valuable insights as we work through our integration and realize our strategic objectives.

Moving to slide 16, let’s review the transaction consideration in more detail. Of the $1.9 billion equity value, TPG will receive stock in Assurant Limited equal in value to 16 million AIZ shares or about $1.5 billion as of yesterday. Assurant will also pay $372 million in cash to TPG Capital. The cash consideration in the Warranty Group’s existing $591 million of debt will be financed with new debt, as well as preferred securities after closing. We also have a commitment for a $1 billion bridge loan. Upon closing, the debt-to-capital level of the combined company will initially increase modestly under our current financing plan to roughly 23% on a GAAP basis. We’ll plan to decrease our debt to capital levels back to current levels over the next several years.

Moving to the expected timeline on slide 17. We expect the transaction to close in the first half of next year. In the next few months, we will file a joint preliminary proxy statement and S-4 registration statement with the SEC. Once we complete that review process, we will set a meeting and record date for our special shareholder meeting, which we expect to be in the second quarter. This is also subject to customary regulatory approvals.

Now let me turn the call back over to Alan.

Alan B. Colberg, President, Chief Executive Officer & Director, Assurant, Inc.

Thanks, Richard. Moving to Slide 18. In conclusion, we believe this transaction is a tremendous opportunity to advance our company’s strategy on many fronts. It allows us to capitalize on emerging growth trends, while providing compelling financial benefits, such as operating synergies and more predictable and diversified earnings.

It enhances our position in the global lifestyle market with greater efficiencies and a deeper global footprint As I said at the beginning of my remarks, we believe this is the right opportunity to increase our scale. So we can continue to innovate and capitalize on trends that are reshaping the lifestyle market worldwide.

And with that operator, please open the call for questions.

QUESTION AND ANSWER SECTION

[Operator Instructions] Your first question comes from the line of Mark Hughes. Your line is open.

<A - Alan Colberg - Assurant, Inc.>: Hi. Good morning, Mark.

<Q - Mark Hughes - Suntrust>: [inaudible]…historically for The Warranty Group, what does their top line look like in the last few years and then on a combined basis - what would you expect the trend line growth to be?

<A - Alan Colberg - Assurant, Inc.>: So, Mark, I think, we missed the very start of your question. There was I think a glitch, so what I heard was, what’s been their kind of growth in recent years, and how do we expect that to continue? On the top line, we both have had double-digit top line growth rates. Ours has been around 14% — 13%, 14% per year in recent years. With everything we see in the market, we expect that to continue. We’re very well positioned in auto both as Assurant and then also as The Warranty Group. We - as we mentioned in the prepared remarks, we provide contracts around both new and used cars. So regardless of what might be happening in particular sectors of the market, we’re well positioned. And there are emerging trends such as the consumer-to-consumer vehicle market, that neither of us really play in today that are significant and could represent major growth upsides, none of which are reflected in the model and the numbers that we talked about earlier.

<Q - Mark Hughes - Suntrust>: You’d mentioned digital auto retailers, could you expand on that a little bit?

<A - Alan Colberg - Assurant, Inc.>: Yeah. Let me have Keith, you want to talk a bit about that?

<A - Keith Demmings - Assurant, Inc.>: Yeah. I guess, there’s a couple of things going on. There’s a lot of digital retailers that are selling vehicles directly online. That’s been an untapped part of the market. It’s been relatively recent, in terms of its popularity with consumers. So we certainly see that as a growth opportunity moving forward. And as Alan mentioned, the peer-to-peer market, there’s 13 million to 15 million vehicles sold every year on a peer-to-peer basis directly between consumers and that part of the market has really been untapped by everybody in this space, and we really believe there’s opportunity. TWG has been doing a lot of really exciting work in that space. We feel really compelled with the progress that they’re making, the thought leadership that they brought to that part of the market, and really leads to some exciting opportunities going forward.

<Q - Mark Hughes - Suntrust>: You also mentioned a potential to partner with fleet owners to manage risk, could you talk a little bit more about that?

<A - Alan Colberg - Assurant, Inc.>: Yeah. So as we look at our various markets, there are trends in auto, for example, autonomous vehicles, that could gradually shift ownership toward companies, as opposed to individuals, that’s in the sweet spot of our business. Our whole business is partnering with companies to provide services around the risk event. So as that evolves and who knows how it evolves or how quickly it evolves, we’re really well-positioned to capitalize on that potential trend.

<Q - Mark Hughes - Suntrust>: So are you talking about taking the balance sheet risk there, insuring the vehicles you can factor then or are we talking about maintenance and the repair?

<A - Alan Colberg - Assurant, Inc.>: We have no plans to be a standard lines auto company. So what we’re talking about is the kind of things we do today which is administration around a claim, a service contract, the similar - think of it as similar products and services we provide today, but we don’t have any plans to be a standard lines auto company.

<Q - Mark Hughes - Suntrust>: Thank you very much.

<A - Alan Colberg - Assurant, Inc.>: Thanks, Mark.

[Operator Instructions] Your next question comes from Jimmy Bhullar of J.P. Morgan. Your line is open.

<A - Alan Colberg - Assurant, Inc.>: Hey, good morning, Jimmy.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Hi. Good morning. Hi. So I had a few questions. First on - is there - the TPG shares that they’re going to own, are those subject to any sort of a lock up?

<A - Alan Colberg - Assurant, Inc.>: Yes they are. They’re effectively, a third of the shares are available after one month, the next third of the shares are available to sell after three months, and the balance are available to share - sell after 180 days.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Okay. And are you, as you do buybacks, I guess you’ll contemplate buying back both from them and the open market or are there restrictions on?

<A - Alan Colberg - Assurant, Inc.>: Yeah. We’re not allowed to buyback directly from them. They’ll make their own decisions as a shareholder about what they choose to do with their shares.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Okay.

<A - Alan Colberg - Assurant, Inc.>: And we’ll make our own decisions, as the company as to how we return capital to shareholders.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: And do you have a - do you have a timeline on how - when you begin to or when you would expect the deal to bring your debt to cap at a normal level, is it going to be multiple years or is it, usually, one year to two years, or is it longer than that?

<A - Alan Colberg - Assurant, Inc.>: Let me start and then Richard, I’ll ask you to add a little more color. We feel even at the 23% GAAP debt after we do the deal, that’s a normal level for us. With that said, Richard, you want to comment on our plans?

<A - Richard S. Dziadzio - Assurant, Inc.>: Yeah. Good morning, Jimmy. Yeah, you know, at the current time our GAAP debt leverage is about 22%, and it will go up a little over 23% with the transaction. So we think we have a strong financial structure in place, but over the next years and we don’t have a specific timeline on it as Alan said, we’d be probably going back down to that sort of level.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Okay. And then lastly as you talk about the deal being accretive in 2018 and beyond, are you talking about being accretive in an absolute sense or relative to buybacks as well, because it seems like if you would use like versus buybacks, it’s actually going to be slightly dilutive, but I just wanted to get your views on it?

<A - Alan Colberg - Assurant, Inc.>: So I think, an important way to think about this transaction is, we are effectively buying The Warranty Group at where we trade in the market today. I think we mentioned in the prepared remarks, you know, 13.6 times on a forward multiple, including the synergy, that’s about where we trade, so we think about it that way. So as you think about the modestly accretive, that is assuming that we execute on the operating synergies and we’ve made no assumption of any kind for revenue synergies, which we think are real and provide significant upside to what we have talked about today. And then as I mentioned on a cash basis, this deal is significantly accretive to cash flow over time.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Okay. Thank you. Good luck with that.

<A - Alan Colberg - Assurant, Inc.>: Thank you, Jimmy.

[Operator Instructions] Your next question comes from Mark Hughes of SunTrust. Your line is open.

<A - Alan Colberg - Assurant, Inc.>: Hey, Mark.

<Q - Mark Hughes - Suntrust>: You’d also mentioned ... Yeah. Good morning. You had also mentioned the infrastructure to support your mobile expansion. You talked about the 13% to 14% annual growth, would - would you see the mobile, the pace of mobile expansion, should that pick up? So just, so some more details on that infrastructure point and is that already incorporated in your kind of outlook for 13% to 14%?

<A - Alan Colberg - Assurant, Inc.>: So let me clarify the 13% to 14%, that relates to the auto portion of the business, Mark, just so there’s no confusion that’s the growth rate we’ve been having, they’ve been having and we expect will continue in auto. In mobile, we haven’t contemplated, that would be a revenue type benefit, we haven’t really contemplated that in the deal modeling, but it’s real. And Japan is a great example, where we’ve now launched with KDDI, a very important market for us. They have talent, they have capabilities, they have infrastructure, which will allow us to grow in Japan faster than we could on our own. That is not reflected in our model.

<A - Keith Demmings - Assurant, Inc.>: And I think one other point to reference as well is, they’ve also got significant clients around the world, including many retailers, if they do extended service contract business with, that is also an opportunity to introduce more mobile protection programs. And there’s many other markets besides Japan and Australia is another great example really attractive mobile marketplace. They’ve got a really nice business in Australia. As we look to expand our mobile offerings, we would take advantage of the infrastructure, the talent, the local regulatory knowledge and really enhance our speed to market and ability to execute.

<A - Alan Colberg - Assurant, Inc.>: And I just want to clarify and confirm again none of that is assumed in the outlook we’ve given. Those are what we call revenue synergies, we think they’re real, we’re going to go very hard after them, but they are not reflected in the outlook we’ve provided.

<Q - Mark Hughes - Suntrust>: And could you repeat the number for amortization that you expect, the non-cash amortization?

<A - Alan Colberg - Assurant, Inc.>: Yeah. It’s $30 million...Yes. $33 million there.

<A - Richard S. Dziadzio - Assurant, Inc.>: $30 million to $35 million.

<Q - Mark Hughes - Suntrust>: Great. Thank you.

<A - Alan Colberg - Assurant, Inc.>: Thank you, Mark.

[Operator Instructions] Your next question comes from Elizabeth Tuxbury of Dowling & Partners. Your line is open.

<A - Alan Colberg - Assurant, Inc.>: Hi, good morning, Elizabeth.

<Q - Gary Ransom - Dowling>: Hi, this is actually Gary Ransom.

<A - Alan Colberg - Assurant, Inc.>: Oh, it’s actually Gary. Good morning, Gary.

<Q - Gary Ransom - Dowling>: Yes. I just had a question on the Bermuda-domicile, the taxes, I know that there were some changes a few years ago about limiting the benefits when there is between 60% and 80% ownership. And I just wondered if you could talk a little bit about your thought process on the move to Bermuda and what kind of flexibility that might give you?

<A - Alan Colberg - Assurant, Inc.>: Absolutely. So let me start with the important point here, which is as we think this transaction is very compelling for us strategically as we’ve talked about with real operating synergies that reduces execution risk around a large M&A deal and positions us really well for the future evolution of lifestyle that’s why we’re doing the deal. It just happened as we were looking for companies that fit what we wanted to really strengthen our franchise that The Warranty Group is Bermuda-domiciled. Given that, we feel like we have an obligation to structure the transaction in the most efficient way possible, which preserves flexibility. And to be clear, we’ve assumed no tax related benefit in the transaction. We’ve modeled everything at our current 35% effective tax rate, or pretty close to 35% effective tax rate. And you know, we’ll see what happens, we support tax reform, but we have no current plans to move any of our business offshore and we certainly aren’t moving any jobs to offshore.

<Q - Gary Ransom - Dowling>: Is there a, is there a Bermuda presence right now with The Warranty Group?

<A - Alan Colberg - Assurant, Inc.>: Yes. They’re a domicile...

<Q - Gary Ransom - Dowling>: Is there a national...

<A - Alan Colberg - Assurant, Inc.>: Yeah. That’s the...

<Q - Gary Ransom - Dowling>: I know, I mean, are there people there, there’s an office there?

<A - Alan Colberg - Assurant, Inc.>: They have the infrastructure that they need to effectively quota share some insurance offshore.

<Q - Gary Ransom - Dowling>: Right. Okay. Thank you very much.

<A - Alan Colberg - Assurant, Inc.>: Thanks, Gary.

[Operator Instructions] Your next question comes from Mark Hughes of SunTrust. Your line is open.

<A - Alan Colberg - Assurant, Inc.>: Good morning, Mark, again.

<Q - Mark Hughes - Suntrust>: The - yeah. Good morning. The $60 million of synergies, what is that based on, what are the total expenses that you’ll be cutting in order to get those the synergies?

<A - Alan Colberg - Assurant, Inc.>: So the way we developed that, we worked closely with The Warranty Group over the last few months as well as we hired a third-party to work with us and we did a ground-up, bottoms-up review of their spending and our spending. In the synergies, those are in line with what are typical in mergers and they really come from a few places. One, there, as with any merger there will be overlap and there will be some job eliminations, but we also see significant benefits from infrastructure changes. So consolidating facilitates, ultimately combining our systems together, leveraging our procurement expertise that we’ve been building as Assurant across their infrastructure, and we’re going to provide more information as we get closer to closing on the integration plan, and exactly the timing on what to expect. But I think we feel very good about line of sight and process to be able to deliver on those operating synergies.

<Q - Mark Hughes - Suntrust>: What it the total cost base that you’ll be - you’ll be taking that $60 million from on a combined basis?

<A - Alan Colberg - Assurant, Inc.>: The way to think about it out of their cost base, which is not fully the right way to think about it is maybe 25%. We think about it out of the combined cost base, which is more like 10-15% take out of cost in total. In the combined, I’m referencing just auto and vehicle in that comment.

<Q - Mark Hughes - Suntrust>: Right. That - your auto and their expense base.

<A - Alan Colberg - Assurant, Inc.>: Right. Exactly.

<Q - Mark Hughes - Suntrust>: Yeah. Okay. Thank you.

[Operator Instructions] Your next question comes from Jimmy Bhullar of JPMorgan. Your line is open.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Hi.

<A - Alan Colberg - Assurant, Inc.>: Hi, Jimmy.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: I just wanted to follow-up on the tax point. And I guess, obviously, you’re not including any potential synergies from taxes in your - in the comments that you’ve made. But do you intend to evaluate value, assuming no major changes in taxes in the U.S., do you intend to evaluate your tax structure in the future or are there reasons why you choose to — will choose to stay the way it is?

<A - Alan Colberg - Assurant, Inc.>: Well, I think the important point there is, we can’t really speculate on what track tax reform will do. But we did structure this in - and we felt we had an obligation to structure for our shareholders in the most efficient way possible, which preserves our flexibility at the end of the day.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Okay. And that’s something you’ll evaluate, I guess over the next few years depending on what happens with taxes in the U.S.?

<A - Alan Colberg - Assurant, Inc.>: Yeah. And then, the - importantly though what we’ve talked about today, does not assume any tax ...

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Yeah. Yeah.

<A - Alan Colberg - Assurant, Inc.>:...in the outlook we’ve given on the deal.

<Q - Jamminder Singh Bhullar - J.P. Morgan>: Okay. Thank you.

[Operator Instructions] Your next question comes from Peter Seuss of Prana Capital. Your line is open.

<A - Alan Colberg - Assurant, Inc.>: Hey. Good morning, Peter.

<Q - Peter Seuss - Prana Capital>: Hey. Good morning. Congrats on the deal.

<A - Alan Colberg - Assurant, Inc.>: Thank you.

<Q - Peter Seuss - Prana Capital>: Yeah. Just a quick question, in terms of your presentation of earnings, would you guys contemplate, I guess presenting more of an adjusted earnings in the future, given the difference in the cash accretion versus the GAAP accretion?

<A - Richard S. Dziadzio - Assurant, Inc.>: Hey, good morning, Peter. It’s Richard. Yeah, I think it’s a great comment. I mean, it’s one of the things you’ll have heard within Alan’s comments, you know, when we’re looking at their earnings per share, we’re talking about earnings per share all in, obviously. But also, looking at the level of intangibles going through and amortizing. So, we will start to think about presenting the market with a cash EPS type metric in the future.

<A - Alan Colberg - Assurant, Inc.>: Yeah. Let me build on that. I think it’s important as we transform and evolve Assurant, we are much more than an insurance company and increasingly, the way to think about it and the way we think about it is cash. And so, we obviously will have GAAP earnings, but increasingly, you’ll see us talking about the cash earnings as well.

<Q - Peter Seuss - Prana Capital>: Great. Makes sense. Thank you.

[Operator Instructions] Our next question comes from the line of Mike Hallett of Hutchin Hill Capital. Your line is open.

<A - Alan Colberg - Assurant, Inc.>: Hey. Good morning, Mike.

<Q - Mike Hallett - Hutchin Hill Capital>: - Hey, good morning. Just want to follow-up on your comments on share repurchase. It strikes me that given the way you’re financing this deal that doesn’t materially impact your capital position - you mentioned your debt to cap doesn’t change significantly and it’s highly accretive to your cash earnings. So on a go-forward basis, how does this impact your potential for capital management, can you provide a little more information around that?

<A - Alan Colberg - Assurant, Inc.>: Yeah. Well, I think, the important thing over time is this actually grows our cash available for shareholders significantly, it grows our earnings, it positions us very well. In my prepared remarks I referenced in 2018 we do have to integrate The Warranty Group, there is some one-time costs involved with that, and we need to purchase Ike. But other than that, we view this as providing even more cash over time than we’ve had.

<Q - Mike Hallett - Hutchin Hill Capital>: Okay. Thanks.

Alan B. Colberg, President, Chief Executive Officer & Director, Assurant, Inc.

All right. I appreciate everyone’s time and attention and questions and getting on this call on a short notice today. As we’ve talked about, we feel this deal is very strategic for Assurant. It enables us to continue to outperform, to grow earnings and importantly cash long term. We feel like we’ve been great stewards of our shareholders’ capital, and we don’t see that changing, we continue to do that. So we look forward to updating you on our third quarter results in a couple of weeks. In the meantime, please reach out to Suzanne Shepherd or Sean Moshier with any follow up or questions you have. Thanks everyone.

Cautionary Statement

Some of the statements included in this communication, in particular with respect to the proposed transaction, the benefits and synergies of the transaction, including operating synergies, future opportunities for the combined company and any statements regarding the combined company’s future results, financial condition and operations, anticipated business levels and offerings, planned activities, anticipated growth, market presence and opportunities, strategies, competition and other expectations, targets and financial metrics for future periods, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s best estimates, assumptions and projections and are subject to significant uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Assurant, Inc. (“Assurant” or the “Company”) undertakes no obligation to update any forward-looking statements as a result of new information or future events or developments. For a detailed discussion of the general risk factors that could affect the Company’s results, please refer to the risk factors identified in the Company’s annual and periodic reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Assurant and TWG Holdings Limited (“Parent”) that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed with the U.S. Securities and Exchange Commission (the “SEC”) that will provide full details of the proposed transaction and the attendant benefits and risk. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Assurant or Parent may file with the SEC or send to their stockholders in connection with the proposed transaction. Investors are urged to carefully read the registration statement on Form S-4, including the definitive proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the joint proxy statement/prospectus and all relevant documents filed by Assurant with the SEC free of charge at the SEC’s website www.sec.gov or through the Investor Relations page of Assurant’s website at http://ir.assurant.com as soon as reasonable practicable after the filing. Other information found on Assurant’s website is not part of this or any other report filed with or furnished to the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of any vote of approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Assurant may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Assurant’s stockholders under the rules of the SEC is set forth in public filings filed by Assurant with the SEC and will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.